Exhibit 99.182

For Immediate Release	August 31, 2021

The Valens Company to Acquire Leading, Premium Craft Licensed Producer, Citizen Stash Cannabis Corp.

Accretive acquisition strategically accelerates Valens’ entry into the approximately $2.7 billion flower-based market through an asset-light model that leverages a robust network of craft contract growing partners1

Catapults Valens into the high margin premium flower category with the leading Citizen Stash brand which is the #1 flower brand by market share with an average retail price over $13.00/gram2

Significant revenue and cost synergies are anticipated through the combination of the Citizen Stash brand with Valens’ buying power and low-cost, manufacturing infrastructure

Kelowna, and Vancouver, B.C., August 31, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”) and Citizen Stash Cannabis Corp. (“Citizen Stash” ) (formerly Experion Holdings Ltd) (TSXV: CSC) (OTCQB: EXPFF) (FRANKFURT: MB31) are pleased to announce they have entered into an arrangement agreement (the “Agreement”) pursuant to which Valens will acquire all of the issued and outstanding common shares (the “Citizen Stash Common Shares”) of Citizen Stash by way of a court-approved plan of arrangement under the Canada Business Corporations Act, in an all share transaction (the “Acquisition” or the “Arrangement”). The transaction is valued at approximately $54.3 million on an enterprise value basis.

Under the terms of the Arrangement Agreement, Citizen Stash shareholders will receive 0.1620 of a Valens common share (“Valens Share”) for each Citizen Stash Common Share held (the “Exchange Ratio”). The Exchange Ratio implies a premium per Citizen Stash Common Share of approximately 35.1% based on the 15-day volume-weighted average price (“VWAP”) of the Citizen Stash Common Shares on the TSX-V and the Valens Shares on the TSX as of the close of markets on August 27, 2021.

The Citizen Stash Acquisition is expected to be accretive to Valens in 2021 and 2022 before synergies, and will provide Valens with strategic, asset- light expansion into flower and pre-rolls, the largest segments of the Canadian cannabis market currently accounting for over 70% of retail sales. This acquisition is anticipated to solidify Valens’ position as a top tier cannabis company by enhancing the Company’s market share and adding an innovative, premium flower brand to its portfolio. Closing of the Citizen Stash transaction will mark the third acquisition Valens has made this year, which will accelerate Valens’ strategic initiative to create a leading global manufacturing platform, capture market share through innovative product launches with unique consumer experiences, and expand on its existing domestic and international distribution network to better capitalize on the global opportunity.

Key Transaction Highlights

•	Top premium craft flower brand meets top cannabis product manufacturer to create a best-in-class cannabis company: Leading premium flower brand, a full suite of innovative product manufacturing capabilities, scale, and operational and financial flexibility best position the pro forma company to close the significant trading discount to the large cap cannabis peer group3 currently experienced by both companies.

•	Competitively positioned to win: The Citizen Stash complementary award-winning brand portfolio will bring over 40 provincial listings to Valens’ growing house of brands across seven provinces which will bring the proforma company to over 220 provincial listings as of August 2021.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

•	Accretive transaction: Expected to be accretive to the Company in 2021 and 2022 before synergies. The Acquisition represents an attractive revenue multiple of approximately 4.3x first half fiscal 2021 annualized revenue.

•	Asset-light model aligns with Valens’ philosophy of operational flexibility and continued financial discipline: Utilization of Citizen Stash’s craft contract growing model will provide Valens with operational flexibility to work with industry leading growers, efficiently manage proprietary strain rotation, reduce risk, and avoid the challenges a large growing infrastructure creates.

Citizen Stash is a licensed cultivator and processor of premium craft cannabis products based in Mission, British Columbia, and will provide Valens the opportunity to unlock additional growth with its extensive and specialized product portfolio in the premium flower and pre- roll segments. Citizen Stash operates a unique, asset-light platform comprised of a network of craft contract growing partners from which it selectively sources premium bulk flower grown from Citizen Stash’s industry leading proprietary genetics. Citizen Stash manufactures and packages flower and pre-roll products primarily through manual processes.

Citizen Stash is one of the top performing premium brands in the flower and pre-roll categories. Based on Hifyre data for the flower category during March to May 2021 in the markets of Ontario, Alberta and British Columbia, Citizen Stash is the highest ranked premium brand by market share in the flower category with an average selling price above $13.00 per gram and is the only brand in the top 20 by market share with an average selling price above $13.00 per gram. Within the pre-roll category during March to May 2021 in the markets of Ontario, Alberta and British Columbia, Citizen Stash is the third highest ranked premium brand with average selling price above $ 13.00 per gram and one of only five within the top 20 overall brands. The Citizen Stash brand has demonstrated very impressive strength in the competitive flower and pre-roll categories with year-over-year market share gains unlike many other competitor brands – a testament to the product quality and consumer loyalty borne out of Citizen Stash’s industry leading genetics.

Tyler Robson, Chief Executive Officer and Chair of the Board of The Valens Company, said, “We are excited to join forces with Citizen Stash’s experienced team and broaden our offerings in the flower and pre-roll verticals with a best-in-class brand. The premium price tier of the flower and pre-roll segments represents the best expansion opportunity for Valens in the flower category, as premium brands are the hardest to build, while also capturing the highest margins. Citizen Stash’s asset light model, and proprietary genetics will provide us significant operational flexibility and an opportunity to leverage the growing capabilities of our existing LP partners. In short, this strategic acquisition will allow Valens to significantly expand its presence in the recreational market and capture a share of the largest categories of the Canadian cannabis space without the burden of a high- cost growing infrastructure. We are opportunistically expanding our product offering to align with consumer demand for high quality craft cannabis flower and pre-rolls.”

Jarrett Malnarich, Chief Executive Officer of Citizen Stash, said, “Combining our business with The Valens Company represents an outstanding opportunity for our company and the shareholders of Citizen Stash and is wholeheartedly endorsed by our Board of Directors. We look forward to the full integration of Citizen Stash with The Valens Company. We believe the combination will create a leading platform in the Canadian cannabis industry which spans all categories, while focusing on profitability and creating value for all shareholders. Together we look forward to taking the Citizen Stash brand to new heights that Citizen Stash could not have achieved on its own, by leveraging Valens’ best-in-class, low-cost manufacturing capabilities and industry leading distribution scale. In our collaboration with Valens to date, Citizen Stash has come to realize the common values we share centered around providing consumers with the highest quality cannabis products. We anticipate that the future of our combined company will be filled with product innovation fueled by our shared entrepreneurial vision and mission to provide outstanding consumer experiences in both domestic and global markets. We look forward to the support of our shareholders in completing this transaction and the full integration of our two businesses.”

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Strategic Highlights of the Acquisition

With the Acquisition of Citizen Stash, The Valens Company will be well positioned to capture market share, close the existing valuation gap with the large LPs and maximize value for both sets of shareholders:

●	Strategic expansion into premium flower-based categories: The acquisition combines Valens’ leading cannabis 2.0 product manufacturing capabilities with Citizen Stash’s robust premium flower offering to create a leading player in the Canadian cannabis industry with a total addressable market of $3.8 billion[1] with a portfolio of innovative products, across all categories, and a strategic focus on the highest margin segments.

●	Asset-light approach: Leveraging a robust network of craft contract growing partners supplied with proprietary genetics allows Citizen Stash to focus on product development and the marketing of its industry leading premium flower-based products. This unique decentralized model minimizes capital spend while providing Citizen Stash both supply flexibility and an ability to mitigate the risk of crop failures inherent to centralized operations. This is a similar outsourcing model utilized by large CPG companies in other industries reliant on agricultural operations.

●	Opportunity to achieve meaningful revenue synergies: Several potential revenue synergies have been identified, including launching of new premium strains and expanding the Citizen Stash brand to new product categories. Valens will seek to drive further revenue growth for Citizen Stash’s existing products by improving distribution penetration for the brand through the Company’s broad reaching relationships with provincial boards and retailers.

●	Significant potential cost synergies have been identified: With Valens’ position as the largest bulk purchaser of cannabis biomass in the Canadian market, the combined company is expected to enjoy lower sourcing costs as well as cost savings from packaging and logistical efficiencies and the removal of public company costs.

●	Expanded customer offering with genetics portfolio and opportunity to deepen LP relationships: The leading premium genetics portfolio of Citizen Stash paired with Valens’ existing best-in-class, low-cost manufacturing bolsters the offering the Company can provide to both its licensed and unlicensed customers, including next generation solutions for rare cannabinoids and Cannabis 3.0 products. In addition, the need for new, high-quality contract grow relationships provides an opportunity for Valens to work with and create incremental value for its LP partners.

●	Proven leadership team: With a strong history of credibility and a track record of developing a leading premium flower brand backed by an uncompromising pursuit of bringing only the highest quality products to market, the Citizen Stash team is a standout in the Canadian cannabis industry.

●	Brand and expertise to leverage in entrance into the US THC market upon federal legalization: The Citizen Stash brand, the industry leading catalogue of genetics, and the flower expertise of the Citizen Stash team are all assets that will prove valuable upon entrance into the US THC market upon federal legalization.

Transaction Details

Under the terms of the Arrangement Agreement, Citizen Stash shareholders will receive 0.1620 of a Valens Share for each Citizen Stash Common Share held which implies a premium per Citizen Stash Common Share of approximately 35.1% based on the 15-day VWAP of Citizen Stash Common Shares on the TSX-V and of Valens Shares on the TSX as of the close of markets on August 27, 2021.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Under the Arrangement, the outstanding Citizen Stash warrants, and the in-the-money Citizen Stash options, will be transferred to Citizen Stash for their in-the-money amount, payable in Valens shares, net of appliable withholdings. Assuming the completion of the Arrangement, all of the out-of-the-money Citizen Stash options will be replaced by options to acquire Valens Shares, with their exercise price and number of Valens shares issuable on exercise appropriately adjusted for the Exchange Ratio, but otherwise on the same terms, including their expiry date. Under the Arrangement, each Citizen Stash restricted share unit outstanding immediately prior to completion of the Arrangement (whether vested or unvested), shall be fully vested and transferred to the Company and thereupon cancelled in consideration for the issuance by the Company of Citizen Stash common shares that will participate in the Arrangement.

Valens has entered into voting and support agreements with Citizen Stash’s directors and officers. The Arrangement has been unanimously approved by the Valens’ board of directors. Citizen Stash’s directors permitted to vote also unanimously approved the Arrangement after receiving the fairness opinion of Evans & Evans Inc. Citizen Stash’s board of directors recommend that Citizen Stash shareholders and optionholders vote in favour of the Acquisition.

The Arrangement requires the approval of at least 66 2/3% of the votes cast by the shareholders of Citizen Stash present at a special meeting of Citizen Stash shareholders to be called to consider the Arrangement (the “Special Meeting”), at least 66 2/3% of the votes cast by the shareholders and optionholders of Citizen Stash (voting as a single class present at the Special Meeting, in addition to a separate simple majority by Citizen Stash shareholders, excluding votes from certain shareholders, including Valens, as required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Arrangement does not require Valens shareholder approval.

The Arrangement Agreement includes customary provisions for transactions of this nature, including non-solicitation provisions, the right of Citizen Stash to accept a superior proposal in certain circumstances, with Valens having a period of five business days to exercise a right to match any such superior proposal for Citizen Stash. The Arrangement Agreement also provides for a break fee of 4.0% payable by Citizen Stash to Valens if the Arrangement is terminated in certain specified circumstances and an expense reimbursement for Valens if the Arrangement is terminated in certain other specified circumstances.

In addition to the approval by Citizen Stash’s shareholders and optionholders, the Arrangement is subject to the receipt of certain court and stock exchange approvals and the satisfaction of customary conditions precedent in transactions of this nature, as well as certain other specified conditions precedent set out in the Arrangement Agreement.

Concurrent with the entering into of the Arrangement Agreement, Valens and Citizen Stash also signed a binding commitment for a $1.5 million investment from Valens to fund Citizen Stash’s transaction expenses and other short-term working capital requirements pursuant to the terms of a secured convertible debenture agreement to be entered into between the parties (the “Debenture” or the “Financing”). The Debenture will be on customary terms, bear interest at 6.0% and will be due six months from the date of issue, subject to earlier termination under certain circumstances. The principal amount of the Debenture plus accrued interest will be convertible into Citizen Stash Common Shares at a conversion price of $0.39 per Common Share at any time prior to maturity. In connection with the Financing, Citizen Stash will also issue Valens warrants to acquire 1,923,077 Citizen Stash Common Shares at an exercise price of $0.585 per Common Share for a period of one year.

Further information regarding the Arrangement will be included in the management information circular that Citizen Stash will mail in due course to its shareholders and optionholders in connection with the Special Meeting. Citizen Stash will also be applying in the coming weeks to the Supreme Court of British Columbia to obtain an interim order approving various procedural and related matters in order to convene the Special Meeting.

The Arrangement Agreement will be filed under the SEDAR profiles of Citizen Stash and Valens on the SEDAR website at www.sedar.com.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued upon closing of the Arrangement are anticipated to be issued in reliance upon the exemption from such registration requirements provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Advisors

Stikeman Elliott LLP is acting as legal counsel to The Valens Company. Fasken Martineau DuMoulin LLP is acting as legal counsel to Citizen Stash and Hillcrest Merchant Partners Inc. and Evans & Evans, Inc. are acting as financial advisors to Citizen Stash.

Conference Call & Webcast Presentation

The Valens Company will host a conference call and webcast concurrently with an accompanying presentation to discuss the Citizen Stash Acquisition on Wednesday September 1, 2021, at 11:00 AM ET / 8:00 AM PT.

Toll-Free: 1-877-407-0792

Toll / International: 1-201-689-8263

Conference ID#: 13722732

Webcast Link: http://public.viavid.com/index.php?id=146411

Please visit the webcast link at least 15 minutes prior to the presentation to register, download, and install any necessary audio software. An archived replay of the webcast presentation will be available on the Valens investor page of the Company website at https://thevalenscompany.com/investors/.

At Valens, it’s Personal.

Sources:

1Statistics Canada June retail sales annualized, flower-based portion estimated as 70% of total based on Hifyre data

2Hifyre data for the markets of Ontario, Alberta and British Columbia during March to May 2021

3Peer group includes Canopy Growth Corporation, Tilray Inc., Cronos Group Inc., Aurora Cannabis Inc., Sundial Growers Inc., Organigram Holdings Inc., Hexo Corp., and Village Farms International Inc.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About Citizen Stash Cannabis Corp.

Citizen Stash is the parent company of Experion Biotechnologies Inc., a Health Canada licensed cultivator and processor of Cannabis, based in Mission, B.C.

Citizen Stash is best known as a rapidly growing adult-use premium cannabis brand offered nationally in seven provinces and territories. Citizen Stash has invested and developed a portfolio of premium cannabis genetics, strains and products with a unique growth strategy incorporating a highly scalable aggregation and distribution business model to drive revenues across its national sales network.

Citizen Stash trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol “CSC” on the OTCQB Venture under the symbol “EXPFF” and on the Frankfurt Stock Exchange under the symbol “MB31”. For further information, please visit the Citizen Stash’s website at www.citizenstash.com.

For further information, please contact:

Jeff Fallows

President

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

6 | Page

Notice Regarding Forward Looking Statements

This news release includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws collectively “forward-looking statements”. These include statements regarding Valens’ and Citizen Stash’s intent, or the beliefs or current expectations of the officers and directors of Valens’ and Citizen Stash’s (the “Companies”) for Valens post-closing. When used in this news release, words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “forward”, “future”, “outlook”, “plan”, “pro forma” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “could”, “may”, “should”, “will”, “would” or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the Acquisition; the satisfaction of the conditions precedent to the Acquisition; the strengths, characteristics and potential of the combined company; the Financing; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto. These forward-looking statements involve numerous risks and uncertainties, including those relating to required shareholder and regulatory approvals, exercise of any termination rights under the Agreement, meeting other conditions in the Agreement, material adverse effects on the business, properties and assets of the Companies, whether any superior proposal will be made and such other risk factors detailed from time to time in the Companies’ public disclosure documents including, without limitation, those risks identified in Valens’ annual information form for the year ended November 30, 2020, which is available on SEDAR at www.sedar.com, and Citizen Stash’s management’s discussion and analysis for the year ended November 30, 2020, which is available on SEDAR at www.sedar.com. Forward- looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Companies assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either of the Companies updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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